Filed by C&J Energy Services, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: C&J Energy Services, Inc.

Commission File No: 001-35255

C&J Energy Services/Nabors Announcement – Talking Points

The combination of C&J Energy Services and Nabors’ completion and production businesses will create a leading diversified completion and production services provider able to capitalize on new growth opportunities through its greater scale, enhanced offerings and significant operating efficiencies

•	The transaction combines C&J’s and Nabors’ complementary completion services along with Nabors’ production services portfolio to create the fifth-largest largest completion and production services provider possessing:

•	One of the largest hydraulic fracturing fleets with nearly 1.2MM hydraulic fracturing horsepower, as well as 100 wireline units, and over 40 coiled tubing units

•	Second largest fleet of 683 workover rigs

•	Largest fleet of approximately 1,500 fluid management trucks

•	Over 10,000 talented employees operating across the U.S. and into Western Canada

•	Service locations across in most major onshore oil and gas basins in North America

•	The transaction accelerates C&J Energy Services’ strategic goal of growth and diversification and the combined company’s enhanced size, resources and enhanced service offerings will support further growth and better position the company to compete globally

•	The combined company’s increased scale enables it to generate immediately identifiable revenue synergies and cost efficiencies

•	Employees of both companies will benefit from new opportunities created by the combined company, including the ability to grow and gain experience with other business lines

C&J will be better positioned to capitalize on attractive asset pricing and growth, with an enhanced platform from which to introduce its services to new and existing customers

•	There is little overlap between the customer bases of the two companies. Until a recent acquisition that introduced C&J Energy Services’ wireline operations into California, C&J Energy Services did not do business with any of Nabors’ top five customers

•	C&J Energy Services will remain committed to its operating philosophy and focused on the fundamentals, including differentiating its services from its competitors based on best-in-class efficiency and superior execution

•	The deal will leverage the strengths of each company

•	Nabors’ completion services, particularly fracturing, is established in many areas where C&J Energy Services is not yet providing those services

•	C&J Energy Services will leverage its high-performance culture, specialized operating strategy, modern high spec-equipment, and technical expertise to maximize the combined company’s service offerings

•	The combined company will be better positioned both strategically and financially to capitalize on industry trends and future acquisition opportunities to expand our market share in North America and build our presence internationally

C&J Energy Services/Nabors Announcement – FAQ

1.	What is the strategic rationale for this deal?

The combination of C&J Energy Services and Nabors’ Completion and Production businesses will have the scale, geographic reach and service capabilities to capitalize on improving North American market activity. Additionally, the operational, financial and strategic benefits of the combination will enable the Company to further accelerate its long-term growth strategy and compete on a global level.

The transaction is expected to generate significant financial benefits and stockholder value, including being accretive to C&J Energy Services’ cash earnings per share during the first full year of combined operations. The combined company will leverage identifiable cost and revenue synergies through the achievement of operational efficiencies and Capex-savings.

The combined growth and efficiencies will provide increased opportunities to the employees and customers of the combined company.

2.	What will the leadership team of the new C&J Energy Services be? What happens to the executives currently leading the combined business?

We are acquiring Nabors’ expansive asset and employee base, and our joined company will continue to be C&J Energy Services and led by the same management. Following the closing of the transaction, Josh Comstock will continue to serve as C&J Energy Services’ Chairman and CEO, and Randy McMullen will continue to serve as President and Chief Financial Officer. The rest of the management team will also remain in place, with our corporate headquarters located here in our current offices in Houston.

Nabors’ decision to commit to and invest in our company through share ownership as well as a global alliance agreement is a testament to C&J Energy Services.

3.	How will C&J Energy Services benefit from this transaction?

The transaction gives C&J much greater scale and a solid position in a number of active basins where C&J does not currently have a presence. C&J has a very well established reputation for operational excellence and anticipate considerable upside to some of the NCPS assets. We also add a highly complementary business line with cementing units and diversify the business mix with production services, which have been generating solid results from workover rig and fluid trucking

4.	When do you expect C&J Energy Services and Nabors to be fully integrated?

We have already started developing our integration plans, but none of those actions will be taken until after the transaction closes.

In fact, to avoid any regulatory issues, until the transaction closes, C&J will continue to operate as an independent and standalone business. With the exception of designated members of the transaction team, you should have no direct interaction with the employees of Nabors so we stay in compliance with anti-trust regulations.

We expect to close the transaction by the end of the year.

5.	Do you anticipate any integration difficulties and how do you plan to address them?

We do not anticipate major integration difficulties at this time. We have performed careful due diligence and we are developing plans to ensure an effective integration.

6.	Do you anticipate any change or disruption to day-to-day activities?

For now, it is business as usual. This transaction will not affect operations, activities or responsibilities at this time. All aspects of the business will continue to operate as normal to serve our customers.

7.	How will employees benefit from this deal?

Employees of both companies will benefit from new opportunities created by the combined company’s scale and enhanced business lines, including the ability to grow and gain experience with other business lines.

The transaction makes C&J Energy Services stronger, more diversified and better able to grow in our various markets. As C&J Energy Services grows and makes the most of opportunities, the combined entity’s employees will also grow along with the company and receive focused attention from management.

8.	How will this impact my day-to-day activities? Will my job change?

For now, it is business as usual. This transaction is not expected to affect operations or responsibilities at this time. All aspects of the business will continue to operate as normal to best serve our customers. We ask all of you for your support in ensuring that our operations continue to operate safely and reliably. It is important that we all stay focused and serve our customers at the same high level to which they have become accustomed

In fact, to avoid any regulatory issues, until the transaction closes, C&J will continue to operate as an independent and standalone business. With the exception of designated members of the transaction team, you should have no direct interaction with the employees of Nabors so we stay in compliance with anti-trust regulations.

9.	Will any employees be laid off?

This transaction was done to further the growth of C&J. C&J’s greater size and resources provides new growth opportunities for employees as a result of our improved scale and enhanced business lines.

10.	Will any employees have to be relocated?

It is too early in the process to make any definitive statements. Right now, we are focused on closing the transaction.

When we do have updates about the transaction, we will speak to our employees directly.

11.	Will salaries or benefits change?

We do not anticipate any immediate changes to employee salary or benefits. As we integrate our companies, we intend to take a best of both approach, capitalizing on the strength of each company.

12.	Will the company culture change?

Not at all. One of the benefits of this transaction is the complementary nature of the two businesses, including their entrepreneurial nature and commitment to hard work and dedicated customer service.

13.	How will this impact our service offerings to customers?

This transaction will not affect operations, responsibilities or service offerings at this time. All aspects of the business will continue to operate as normal to best serve our customers. Over time, customers of the combined company will benefit from our ability to provide enhanced offerings and more diversified service lines.

The addition, Nabors Completion and Production Businesses expands and diversifies C&J Energy Services’ product portfolio, service lines and enables vertical integration and technological advancement.

14.	What should I say to my customers?

Please inform your customers that we are focused on closing the transaction and until that occurs, it is business as usual. We will remain focused on serving them and look forward to providing them with future service enhancements as a result of this transaction. We will provide any further updates as soon as possible.

15.	Are we acquiring Nabors C&P or are they acquiring us? Why will they own more equity in the combined company?

We are acquiring Nabors’ production and completion businesses. We will be operating all of the assets and Josh Comstock will continue to serve as Chairman and CEO with Randy McMullen as President and CFO

Their share ownership in the combined company is a testament to C&J Energy Services credibility and successful performance history.

16.	Will the C&J Energy Services logo remain the same? What about the colors?

Yes. Yes. This is a significant C&J transaction, as we take our company to the next level. We will continue to operate under the C&J Energy Services name and branding. The C&J logo will continue to be on our equipment, uniforms, facilities, etc. We are proud of our COmpany

17.	Will the company still be called C&J Energy Services?

Yes. We will continue to operate under the C&J Energy Services name and branding.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Nabors Red Lion Limited (“Red Lion”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a prospectus of Nabors Industries Ltd. (“Nabors”) and a proxy statement of C&J Energy Services (the “Company”). Nabors and the Company also plan to file other documents with the SEC regarding the proposed merger. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of the Company. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Nabors and the Company, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Nabors will be available free of charge on Nabors’s internet website at http://www.nabors.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Nabors’s Investor Relations Department at 281-775-8038. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s internet website at http://www.cjenergy.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting the Company’s Investor Relations Department at 713-260-9986.

Participants in the Solicitation

The Company, its directors and certain executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed transaction. Information about the directors and executive officers of the Company is set forth in the Company’s proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 10, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of these documents can be obtained using the contact information above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. These include statements regarding the effects of the proposed merger, estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties and are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. For example, statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future accretion to earnings per share, future market demand, future benefits to stockholders, future economic and industry conditions, the proposed merger (including its benefits, results, effects and timing), the attributes of the Company as a subsidiary of Red Lion and whether and when the transactions contemplated by the merger agreement will be consummated, are forward-looking statements within the meaning of federal securities laws.

These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the control of Nabors and the Company, which could cause actual benefits, results, effects and timing to differ materially from the results predicted or implied by the statements. These risks and uncertainties include, but are not limited to: the failure of the stockholders of the Company to approve the proposed merger; the risk that the conditions to the closing of the proposed merger are not satisfied; the risk that regulatory approvals required for the proposed merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; uncertainties as to the timing of the proposed merger; competitive responses to the proposed merger; costs and difficulties related to the integration of the Company’s business and operations with Red Lion’s business and operations; the inability to obtain or delay in obtaining cost savings and synergies from the proposed merger; unexpected costs, charges or expenses resulting from the proposed merger; the outcome of pending or potential litigation; the inability to retain key personnel; uncertainty of the expected financial performance of Nabors following completion of the proposed merger; and any changes in general economic and/or industry specific conditions.

Nabors and the Company caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Nabors’s and the Company’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s website, http://www.sec.gov. All subsequent written and oral forward-looking statements concerning Nabors, the Company, the proposed transaction or other matters attributable to Nabors and the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Each forward looking statement speaks only as of the date of the particular statement, and neither Nabors nor the Company undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.